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                             February 15, 2023

       David Chen
       Chief Executive Officer
       Token Communities Ltd.
       4802 Lena Road, Unit 105
       Bradenton, Florida, 34211

                                                        Re: Token Communities
Ltd.
                                                            Form 10-K for the
Year Ended June 30, 2022
                                                            Filed October 13,
2022
                                                            Form 8-K filed
January 12, 2023
                                                            File No. 000-55688

       Dear David Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed January 12, 2023

       Item 2.01 Completion of Acquisition or Disposition of Assets. , page 2

   1. It appears that immediately before the transaction with Elements of Health and Wellness,
                                                        Inc., you may have been
a shell company as defined in Rule 12b-2 under the Securities
                                                        Exchange Act of 1934,
as amended. Please amend your report to provide the information required by Item
2.01(f) of Form 8-K and the related financial information required by
                                                        Item 9.01 of Form 8-K,
or provide us with a detailed analysis of why this disclosure is not required.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Chen
Token Communities Ltd.
February 15, 2023
Page 2

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameDavid Chen                            Sincerely,
Comapany NameToken Communities Ltd.
                                                        Division of Corporation
Finance
February 15, 2023 Page 2                                Office of Technology
FirstName LastName